OPERATING AGREEMENT

OF

WE ARE KULA, LLC
(A Florida Limited Liability Company)

Doing Business as



KulaCrate


OPERATING AGREEMENT

OF

WE ARE KULA, LLC

(A Florida Limited Liability Company)


       THIS OPERATING AGREEMENT (this "Agreement") of **WE ARE KULA, LLC**, a Florida limited liability company (the "Company"), effective as of this 16th day of October, 2018 (the "Effective Date"), by and among the parties listed as members on Schedule I to this Agreement, as such exhibit may be updated from time to time (collectively, the "Members" and individually, a "Member"), and the parties listed as managers on the signature pages hereto or as subsequently appointed as managers by the Members in accordance with ARTICLE 6 of this Agreement (collectively, the "Managers" and individually, a "Manager").


RECITALS


       A.   The Company was formed pursuant to the Articles of Organization (the "Articles") filed with the Department of State of the State of Florida on April 24, 2018.

       B.   The parties have agreed to enter into this Agreement in order to reflect the issuance of membership interests in the Company and to set forth the rights and duties of the Members.

       NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth in this Agreement, the parties hereby agree as follows:


ARTICLE 1
DEFINITIONS


       1.1   Capitalized Terms. The following capitalized terms used in this Agreement have the meanings set forth below:

       "Act" means the Florida Revised Limited Liability Company Act, as the same may be amended from time to time.

       "Affiliate" means any Person who directly or indirectly controls, is controlled by, or is under common control with, another Person.

       "Agreement" means this Agreement as it may be amended from time to time.

       "Approved Sale" is defined in Section 9.6(a).

       "Articles of Organization" means the Articles of Organization of the Company filed with the Florida Department of State in accordance with the Act, as the same may be amended from time to time.

"Bankruptcy" or "Bankrupt" means, with respect to any Member, a Member making an assignment for the benefit of creditors, a Member becoming a party in any manner to any liquidation or dissolution action or proceeding with respect to such Member or any bankruptcy, reorganization, insolvency or other proceeding for the relief of financially distressed debtors with respect to such Member, or a receiver, liquidator, custodian or trustee being appointed for such Member or a substantial part of such Member's assets, and, if any of the same occur involuntarily, the same not being dismissed, stayed or discharged within ninety (90) business days, or the entry of an order for relief against such Member under Title 11 of the United States Code or any state bankruptcy or insolvency proceeding. A Member shall be deemed Bankrupt if the Bankruptcy of such Member shall have occurred.

"Capital Account" means, as to any Member, the capital account maintained for each Member in accordance with Section 5.1 of this Agreement.

"Capital Contribution" means, as to each Member, the amount of capital contributed by such Member in accordance with ARTICLE 4 of this Agreement. Any reference in this Agreement to the Capital Contribution of a Member will include the Capital Contributions made by any predecessor in interest of such Member in respect of such Interest of such Member.

"Code" means the Internal Revenue Code of 1986, as amended.

"Confidential Information" is defined in Section 12.14(a).

"Entity" means a Person other than a natural person and includes, without limitation, corporations (both non-profit and other corporations), partnerships (both limited, limited liability, general), trusts, joint ventures, limited liability companies, and unincorporated associations.

"Event of Dissolution" is defined in Section 10.1.

"Family" means, with respect to an individual, (i) such individual's spouse, (ii) any lineal ancestor or lineal descendant of the individual, or (iii) a trust for the benefit of any of the foregoing.

"Indemnitee" is defined in Section 6.7(a).

"Interest" means the limited liability company interest of a Member in the Company at any particular time, including the right of such Member to any and all benefits to which a Member may be entitled under this Agreement, together with the obligations of such Member to comply with all of terms and provisions of this Agreement.

"Liquidator" is defined in Section 10.3(a).

"Majority Members" means any one or more Members that owns, individually or collectively, more than fifty percent (50%) of the Interests. For the avoidance of doubt, the Majority Members (and any other percentage threshold of Members or Interests) shall be determined by reference only to Interests that are issued to Members and outstanding, and the following shall be disregarded in connection with such determination: (i) any Interests that the

Managers are authorized to issue on behalf of the Company to an existing or new Member but have not actually issued, (ii) any Interests that the Company has acquired pursuant to Section 9.4 or otherwise, and (iii) any Interests that are held by a transferee or purported transferee that has not been admitted as a substituted Member pursuant to and in accordance with Section 9.8.

"Manager" means each Person designated as a Manager of the Company pursuant to the terms of this Agreement.

"Members" means the Persons identified as Members in the heading of this Agreement and all other Persons admitted as additional members or substituted members pursuant to this Agreement, so long as they remain holders of an Interest.

"Net Cash Flow" means, for any period, the gross cash amounts received by the Company from all sources (other than the sale of membership interests in the Company), less any cash utilized to operate the Company's business, less all expenses related to the operation of the Company, less the amount of all reasonable reserves established in the sole discretion of the Managers for purposes of meeting future working capital, capital investment, and other liquidity requirements of the Company.

"Net Income" and "Net Loss" means, for each fiscal year or other period, the taxable income or loss of the Company, or particular items thereof, determined in accordance with the accounting method used by the Company for federal income tax purposes with the following adjustments: (a) all items of income, gain, loss, deduction or expense specially allocated pursuant to this Agreement shall not be taken into account in computing such taxable income or loss; (b) any income of the Company that is exempt from federal income taxation and not otherwise taken into account in computing Net Income and Net Loss shall be added to such taxable income or loss; (c) if the book value of any asset differs from its adjusted tax basis for federal income tax purposes, any gain or loss resulting from a disposition of such asset shall be calculated with reference to such book value; (d) upon an adjustment to the book value of any asset pursuant to the definition of book value, the amount of the adjustment shall be included as gain or loss in computing such taxable income or loss; (e) if the book value of any asset differs from its adjusted tax basis for federal income tax purposes the amount of depreciation, amortization or cost recovery deductions with respect to such asset for purposes of determining Net Income and Net Loss shall be an amount which bears the same ratio to such book value as the federal income tax depreciation, amortization or other cost recovery deductions bears to such adjusted tax basis (provided that if the federal income tax depreciation, amortization or other cost recovery deduction is zero, the Managers may use any reasonable method for purposes of determining depreciation, amortization or other cost recovery deductions in calculating Net Income and Net Loss); and (f) except for items in (a) above, any expenditures of the Company not deductible in computing taxable income or loss, not properly capitalizable and not otherwise taken into account in computing Net Income and Net Loss pursuant to this definition, shall be treated as deductible items.

"Notice of Disagreement" is defined in Section 6.1(f).

"Offered Interests" is defined in Section 9.4(c).

"Offer Notice" is defined in Section 9.4(c).

"Officer" or "Officers" is defined in Section 6.1(g).

"Partnership Representative" is defined in Section 7.51.1(a).

"Person" means any individual or Entity, and the heirs, executors, administrators, legal representatives, successors and assigns to such Person as the context may require.

"Proposed Transferee" is defined in Section 9.4(c).

"Qualifying Offer" is defined in Section 9.4(b).

"Related Party" means, (i) any Member, Managers or Officer of the Company, (ii) any member of the Family of any Member, Managers or Officer, and (iii) any Entity in which any Member, Managers or Officer or any member of the Family of any Member, Managers or Officer, is an officer, director or owns or controls over ten percent (10%) of the voting or economic interests in such Entity.

"Related Party Transaction" means any transaction between the Company and a Related Party.

"Selling Member" is defined in Sections 9.4 and 9.5.

"Treasury Regulations" means the regulations of the U.S. Department of the Treasury promulgated under the Code, as such Treasury Regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Transfer" is defined in Section 9.1.

ARTICLE 2
ORGANIZATIONAL MATTERS

2.1   Formation. The Company has been formed as a limited liability company pursuant to the provisions of the Act. The rights and duties of the Members, and the affairs of the Company, will be governed by the provisions of this Agreement, the Articles of Organization and the Act.

2.2   Articles of Organization and Related Documents. From time to time, the Members will execute such certificates, qualifications to do business, fictitious name certificates, or similar filings in such jurisdictions as they may determine from time to time to be necessary or appropriate in connection with the conduct of the business of the Company or to provide notification of the limitation of liability of Members under applicable law.

2.3   Name. The name of the Company will be "WE ARE KULA, LLC" or such other name as may be selected from time to time by the Managers. The Company has made a ficticious name registration with the Florida Department of State to do business under the name "KULA CRATE."

2.4　Principal Office.　The principal office of the Company will be located at such location as the Managers may determine from time to time.　The initial principal office of the Company shall be: 136 NW 16th Street, Boca Raton, Florida, 33432.

2.5　Other Offices.　The Company may have such other offices as the Managers may determine from time to time.

2.6　Term.　The existence of the Company will continue until the Company is dissolved in accordance with the terms of this Agreement or the Act.

2.7　Change of Registered Agent or Registered Office.　The registered agent for service of process on the Company in the State of Florida shall be the initial registered agent named in the Articles of Organization or such other Person as the Managers may designate from time to time in the manner provided by the Act and applicable law. Amendments to the Articles of Organization to reflect any such registered agent change in accordance with this Agreement may be made by the Managers without the consent of the Members.

ARTICLE 3
PURPOSES AND POWERS

3.1　Purposes of the Company.　The purposes of the Company are:

(a)　to engage in the business of providing a social crowdfunding platform connecting teachers to the supplies and resources they require;

(b)　to engage in any lawful act or activity for which limited liability companies may be formed under the Act; and

(c)　to transact any and all lawful business that is incidental, necessary, convenient or appropriate to conduct, promote, attain or accomplish the foregoing.

3.2　Powers.　The Company will have all powers of a limited liability company under the Act and the power to do all things necessary or convenient to accomplish its purposes as set forth in Section 3.1.

ARTICLE 4
INTERESTS AND CAPITAL CONTRIBUTIONS

4.1　Interests.　The number and percentage of Interests held by each Member will be set forth on Schedule I.　The number and percentage of Interests held by each Member may be revised from time to time by the Managers as necessary to reflect the Transfer of Interests in accordance with this Agreement and the future issuance of Interests.

4.2　Capital Contributions.　The Members have contributed or shall, contemporaneously with the execution of this Agreement, contribute to the Company the Capital Contributions set forth in Schedule I.

4.3　Rights of Members.　The holders of the Interests shall be subject to the terms and conditions of, and shall have the rights and duties set forth in this Agreement.

4.4   Additional Capital Contributions. No Member will be required to make any additional Capital Contributions to the Company, except as otherwise provided in Section 6.3.

4.1   Authorization and Issuance of Additional Interests.   The Managers will be authorized to issue additional Interests on such terms and conditions as by the approved by the Managers and the Members in accordance with Section 6.3.

ARTICLE 5
CAPITAL ACCOUNTS; ALLOCATIONS AND DISTRIBUTIONS

5.1   Capital Accounts. A capital account (a "Capital Account") shall be established and maintained for each Member to which shall be credited the Capital Contributions made by such Member and such Member's allocable share of Net Income (and items thereof), and from which shall be deducted distributions to such Member of cash or other property and such Member's allocable share of Net Loss (and items thereof). To the extent not provided for in the preceding sentence, the Capital Accounts of the Members shall be adjusted and maintained in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv).

5.2   Allocations to Capital Accounts.

(a)   General Rule. Except as provided in Section 5.2(b) or elsewhere in this Agreement, Net Income (and items thereof) and Net Loss (and items thereof) for any fiscal year shall be allocated among the Members in a manner such that the Capital Account of each Member, immediately after giving effect to such allocation, is, as nearly as possible, equal (proportionately) to the amount equal to the distributions that would be made to such Member during such fiscal year pursuant to Section 5.3, if (i) the Company were dissolved and terminated; (ii) its affairs were wound up and each Company asset was sold for cash equal to its book value; (iii) all Company liabilities were satisfied; and (iv) the net assets of the Company were distributed in accordance with Section 5.3 to the Members immediately after giving effect to such allocation. The Managers may, in their sole and absolute discretion, make such other assumptions (whether or not consistent with the above assumptions) as it deems necessary or appropriate in order to effectuate the intended economic arrangement of the Members.

(b)   Allocations Relating to Last Fiscal Year. Except as otherwise provided elsewhere in this Agreement, if upon the dissolution and termination of the Company pursuant to Section 10.3 and after all other allocations provided for in Section 5.2 have been tentatively made as if this Section 5.2(b) were not in this Agreement, a distribution to the Members under Section 10.3 would be different from a distribution to the Members under Section 5.3, then Net Income (and items thereof) and Net Loss (and items thereof) for the fiscal year in which the Company dissolves and terminates pursuant to Section 10.3 shall be allocated among the Members in a manner such that the Capital Account of each Member, immediately after giving effect to such allocation, is, as nearly as possible, equal (proportionately) to the amount of the distributions that would be made to such Member during such last fiscal year pursuant to Section 5.3. The Members may, in their sole and absolute discretion, apply the principles of this Section 5.2(b) to any fiscal year preceding the fiscal year in which the Company dissolves and terminates (including through application of Section 761(e) of the Code) if delaying application of the principles of this Section 5.2(b) would likely result in distributions under Section 10.3 that are materially different from distributions under Section 5.3 in the fiscal year in which the Company dissolves and terminates.

(c)   Allocations in Special Circumstances. The following special allocations shall be made in the following order:

(i)   Minimum Gain Chargeback. Notwithstanding any other provision of this ARTICLE 5, if there is a net decrease in partnership minimum gain (as defined in Treasury Regulations Section 1.704-2(b)(2) and (d)) during any fiscal year, the Members shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to the portion of such Member's share of the net decrease in partnership minimum gain, determined in accordance with Treasury Regulations Section 1.704-2(f) and (g). This Section 5.2(c)(i) is intended to comply with the minimum gain chargeback requirement in such Section of the Treasury Regulations and shall be interpreted consistently therewith.

(ii)   Member Minimum Gain Chargeback. Notwithstanding any other provision of this ARTICLE 5, if there is a net decrease in Member nonrecourse debt minimum gain attributable to a Member nonrecourse debt (as defined in Treasury Regulations Section 1.704-2(i)) during any fiscal year, each Member shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to the portion of such Member's share of the net decrease in Member nonrecourse debt minimum gain attributable to such Member's nonrecourse debt, determined in accordance with Treasury Regulations Section 1.704-2(i). This Section 5.2(c)(ii) is intended to comply with the minimum gain chargeback requirement in such Section of the Treasury Regulations and shall be interpreted consistently therewith.

(iii)   Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the deficit, if any, in such Member's Capital Account (as determined under Treasury Regulations Section 1.704-1) as quickly as possible, provided that an allocation pursuant to this Section 5.2(c)(iii) shall be made only if and to the extent that such Member would have such Capital Account deficit after all other allocations provided for in Section 5.2 have been tentatively made as if this Section 5.2(c)(iii) were not in this Agreement. This Section 5.2(c)(iii) is intended to comply with the qualified income offset provisions in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(iv)   Gross Income Allocation. In the event any Member has a deficit balance in such Member's Capital Account (as determined after crediting such Capital Account for any amounts that such Member is obligated to restore or is deemed obligated to restore pursuant to Treasury Regulations Section 1.704-2), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate such deficit (as so determined) of such Member's Capital Account as quickly as possible; provided that an allocation pursuant to this Section 5.2(c)(iv) shall be made only if and to the extent that such Member would have such Capital Account deficit (as so determined) after all other allocations provided for in Section 5.2 (other than Section 5.2(c)(iii)) have been tentatively made as if this Section 5.2(c)(iv) were not in this Agreement.

(v)   Loss Allocation Limitation. No allocation of Net Loss (or items thereof) shall be made to any Member to the extent that such allocation would create or increase a deficit in such Member's Capital Account (as determined after debiting such Capital Account for the items described in Treasury Regulations Section 1.704-I(b)(2)(ii)(d)(4),(5) and (6) and crediting such Capital Account for any amounts that such Member is obligated to restore or is deemed obligated to restore pursuant to Treasury Regulations Section 1.704-2).

(vi)   Transfer of or Change in Interests. The Members are authorized to adopt any convention or combination of conventions likely to be upheld for federal income tax purposes regarding the allocation and/or special allocation of items of Company income, gain, loss, deduction and expense with respect to a newly issued Interest, a transferred Interest and a redeemed Interest. A transferee of an Interest in the Company shall succeed to the Capital Account of the transferor Member to the extent it relates to the transferred Interest.

(d)   Tax Allocations.

(i)   General Rule. For each fiscal period, items of Company income, gain, loss, deduction and expense shall be allocated, for federal, state and local income tax purposes, among the Members in the same manner as the Net Income (and items thereof) or Net Loss (and items thereof) of which such items are components were allocated pursuant to Section 5.2.

(ii)   Section 704(c) of the Code. Income, gains, losses and deductions with respect to any property (other than cash) contributed or deemed contributed to the capital of the Company shall, solely for income tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value at the time of the contribution or deemed contribution in accordance with Section 704(c) of the Code and the Treasury Regulations promulgated thereunder. Such allocations shall be made in such manner and utilizing such permissible tax elections as determined in the sole and absolute discretion of the Members.

(iii)   Capital Accounts. Allocations pursuant to this Section 5.2(d) are solely for federal, state and local tax purposes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or allocable share of Net Income (or items thereof) or Net Loss (or items thereof).

(iv)   Tax Allocations Binding. The Members acknowledge that they are aware of the tax consequences of the allocations made by this Section 5.2(d) and hereby agree to be bound by the provisions of this Section 5.2(d) in reporting their respective shares of items of Company income, gain, loss, deduction and expense.

(e)   Determinations by the Managers. All matters concerning the computation of Capital Accounts, the allocation of items of Company income, gain, loss, deduction and expense for all purposes of this Agreement and the adoption of any accounting procedures not expressly provided for by the terms of this Agreement shall be determined by the Managers in their reasonable discretion, provided that any such determination does not conflict with any of the terms of this Agreement. Without in any way limiting the scope of the foregoing, if and to the extent that, for income tax purposes, any item of income, gain, loss, deduction or expense of any Member or the Company is constructively attributed to, respectively, the Company or any Member, or any contribution to or distribution by the Company or any payment by any Member or the Company is recharacterized, the Managers may, in their reasonable discretion and without limitation, specially allocate items of Company income, gain, loss, deduction and expense and/or make correlative adjustments to the Capital Accounts of the Members in a manner so that the net amount of income, gain, loss, deduction and expense realized by each relevant party (after taking into account such special allocations) and the net Capital Account balances of the Members (after taking into account such special allocations and adjustments) shall, as nearly as possible, be equal, respectively, to the amount of income, gain, loss, deduction and expense that would have been realized by each relevant party and the Capital Account balances of the Members that would have existed if such attribution and/or recharacterization and the application of this sentence of this Section 5.2(e) had not occurred.

5.3   Distributions. Subject to the provisions in Section 5.4, the Company shall distribute its Net Cash Flow to the Members, at such times and in such amounts as may be determined by the Managers from time to time (but no less often than quarterly), and shall be allocated among the Members in proportion to the percentage of Interests held by each Member. The Company will also make distributions to the Members upon the liquidation of the Company (which will include any sale of all or substantially all of the assets of the Company).

5.4   Restrictions on Distributions. No distribution of Net Cash Flow shall be made if such distribution would violate any contract or agreement to which the Company is then a party or any law, rule, regulation, order or directive of any governmental authority then applicable to the Company.

5.5   Return of Capital. Except as herein provided with respect to distributions during the term of the Company or following dissolution, no Member has the right to demand a return of such Member's Capital Contribution (or the balance of such Member's Capital Account). Further, no Member has the right (i) to demand and receive any distribution from the Company in any form other than cash, or (ii) to bring an action of partition against the Company or its property.

ARTICLE 6
MANAGEMENT OF THE COMPANY

6.1   Control of Business.

(a)   Subject to Section 6.3 below and the provisions of the Act, (i) the business and affairs of the Company will be managed under the direction of the Managers, and (ii) the power to act for and bind the Company will be vested exclusively in the Managers, subject to the authority of the Managers to delegate powers and duties to the Officers as set forth in this Agreement.

(b)   The number of Managers of the Company shall be established from time to time by the Majority Members. The Company initially will have two (2) Managers.

(c)   The Majority Members shall be entitled to appoint or remove any Manager.

(d)   In the event that any Manager appointed under this Section 6.1 should be unwilling or unable to serve as a Manager, or be removed as a Manager, then such Manager's successor will be appointed by the Majority Members.

(e)   The initial Managers will be Vaughan Dugan and Shawn Rudnick.

(f)   Subject to Section 6.3 and this Section 6.1(f), each Manager, acting singly, is authorized to conduct the business of the Company and to bind the Company contractually; provided, however, that in the event any Manager provides written notice (a "Notice of Disagreement") to the other Managers that the Managers are in a state of disagreement regarding any particular decision, determination, transaction, issue, or set of issues, then all actions and determinations in regard to the matters reasonably within the scope identified in the Notice of Disagreement shall require the affirmative approval of all Managers, unless and until the Manager who originally provided the Notice of Disagreement shall provide further written notice to the other Managers that the state of disagreement referenced in the Notice of Disagreement has been resolved.

(g)   Officers. The Company will have a Chief Executive Officer and a Chief Operating Officer and such other officers as the Managers may from time to time appoint (the "Officers"). The initial Chief Executive Officer of the Company shall be Vaughan Dugan, and the initial Chief Operating Officer of the Company shall be Shawn Rudnick. Unless otherwise provided in this Agreement, each Officer shall serve the term of office for which he is appointed and until his successor has been appointed or his earlier resignation, removal from office or death. Any Officer may be removed at any time, with or without cause, by the Managers. Any two or more offices may be held by the same Person. The Officers shall have such powers as may be delegated to them from time to time by the Managers.

6.2   Compensation. The Company shall not compensate the Managers for services performed by them in their capacities as Managers (but without limiting any entitlement they may have to be compensated as Officers) unless otherwise approved by the Members pursuant to Section 6.3. The Company shall compensate the Officers for their services in the amounts approved by the Managers and the Members pursuant to Section 6.3; provided, that no such approvals shall be required for payment of salaries of up to $75,000 per year to each of Vaughan Dugan and Shawn Rudnick in their capacities as Officers of the Company until the date that is twelve (12) months after the Effective Date; and provided further, that from and after the date that is twelve (12) months after the Effective Date, no such approvals shall be required for increases in the salaries payable to each of Vaughan Dugan and Shawn Rudnick in their capacities as Officers of the Company that are commensurate with the financial performance and/or growth of the Company.

6.3   Limitation of Authority of the Managers. None of the following actions shall be taken by the Managers without the prior affirmative vote of the Majority Members:

(i)   purchase or redeem any Interests;

(ii)   incur any indebtedness in excess of $50,000;

(iii)   make loans in excess of $10,000;

(iv)   make any capital expenditure in excess of $100,000;

(v)   create, assume, or enter into any agreement, contract, or similar document or arrangement (including any employment or independent contractor arrangement) that contemplates expenditures by the Company in excess of $15,000 in a one-month period or $180,000 in a one-year period;

(vi)   enter into any Related Party Transaction that contemplates expenditures by the Company in excess of $10,000 (including, in each case, any compensation arrangement with a Member, except as otherwise provided in Section 6.2); provided that for such vote, Members deemed to be a Related Party in the Related Party Transaction shall not have the right to vote;

(vii)   sell all or substantially all of the assets of the Company;

(viii)   merge or consolidate the Company with or into any other Entity;

(ix)   liquidate, dissolve or wind up the affairs of Company;

(x)   make any assignment for the benefit of creditors;

(xi)   amend, alter, or repeal any provisions of the Articles of Organization or this Operating Agreement (except by the Managers with respect to Schedule I or except as necessary to make changes that are (i) required for legal or regulatory complienace or (ii) ministerial in nature, so long as such changes do not have a disproportionate and/or discriminatory impact on the Members);

(xii)   increase the authorized or outstanding number of Interests, issue or authorize any new class of Interests, and/or admit additional Members to the Company; provided, however, that to facilitate the Company's capitalization and growth, the Managers shall be authorized to sell and/or issue Interests in the Company in addition to, but *pari passu* with or having rights subordinate to, those Interests reflected on Schedule I without the affirmative vote of the Majority Members until such time as the Company has 2,500,000 Interests issued and outstanding; or

(xiii)   require additional capital contributions of the Members.

6.4   Performance of Duties by Managers and Officers.

(a)   The Managers and Officers will perform their duties in good faith, in a manner reasonably believed by them to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. In performing their duties, the Managers and Officers will be entitled to rely upon information, opinions, reports, or statements including financial statements and other financial data, in each case prepared or presented by:

(i)   other Officers or agents of the Company whom they reasonably believe to be reliable and competent in the matters presented; or

(ii)   counsel, public accountants or other Persons as to matters which they reasonably believe to be within such Person's professional or expert competence.

(b)   The Managers and Officers will not be considered to be acting in good faith if they have knowledge concerning the matter in question that would cause such reliance described in the preceding paragraph to be unwarranted.

6.5   Limitations on Liability of Managers and Officers. No Managers or Officer of the Company will have any personal liability to the Company or the Members for any losses sustained or liabilities incurred as a result of any act or omission of such Person if the Person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the interests of the Company and in accordance with this Agreement and the Act.

6.6   Liability to Third Parties. The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, will be solely the debts, obligations, and liabilities of the Company, and the Managers and Officers will not be obligated personally for any such debt, obligation, or liability by reason of acting as the Managers or Officer of the Company in accordance with this Agreement and the Act.

6.7   Indemnification.

(a)   To the maximum extent permitted by law, the Company will defend, indemnify and hold harmless each Manager, Officer and Member of the Company (each, an "Indemnitee") from and against any and all losses, claims, demands, costs, damages, liabilities, and expenses of any nature (including attorney's fees and disbursements), judgments, fines, settlements, penalties and other expenses actually and reasonably incurred by the Indemnitee, by reason of the fact that the Indemnitee is or was a Manager, Officer or Member of the Company, arising out of or incidental to the business of the Company provided (i) the Indemnitee's conduct did not constitute willful misconduct; (ii) the action is not based on a breach of this Agreement; (iii) the Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Company; and (iv) such Indemnitee's conduct was not unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere*, or its equivalent, will not, in and of itself, create a presumption that the Indemnitee acted in a manner contrary to that specified above.

(b)   The Company shall advance to an Indemnitee the expenses reasonably incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding subject to this Section 6.7 prior to the final disposition of such claim, demand, action, suit or proceeding, provided that the Indemnitee repays to the Company such amounts if it is ultimately determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 6.7.

(c)   The indemnification provided by this Section 6.7 will be in addition to any other rights to which the Indemnitee may be entitled under any agreement, as a matter of law or equity, or otherwise, and will inure to the benefit of the successors, assigns, heirs, personal representatives, and administrators of the Indemnitee.

ARTICLE 7
BOOKS, RECORDS, ACCOUNTING AND REPORTS

7.1   Company Funds. The funds of the Company will be deposited in such bank accounts, or invested in such interest-bearing or noninterest-bearing investments, including, without limitation, federally insured checking and savings accounts, certificates of deposit, government issued or backed securities, or mutual funds investing primarily in such types of securities, as will be designated by the Managers. Such funds will not be commingled with the funds of any other Person.

7.2   Checks, Drafts, Orders for Payment. All checks, drafts, or orders for the payment of money, notes, or other evidences of indebtedness issued in the name of the Company will be signed by such Officers or other agents of the Company and in such manner as the Managers will from time to time determine.

7.3   Financial Reports. The Company will prepare and distribute to the Managers as soon as practicable after the end of each Fiscal Year (and in no event later than one hundred twenty (120) days thereafter) unaudited financial statements for such Fiscal Year, prepared in accordance with generally accepted accounting principles, consistently applied.

7.4   Fiscal Year. The Fiscal Year of the Company will end on June 30.

7.5   Partnership Representative.

(a)   Vaughan Dugan is hereby designated as the initial partnership representative for the Company within the meaning of Code Section 6223(a) (the "Partnership Representative"). Each Member hereby approves of such designation and agrees to execute, certify, acknowledge, deliver, swear to, file, and record at the appropriate public offices such documents as may be deemed necessary or appropriate to evidence such approval, including statements required to be filed with any tax returns of the Company in order to effect the election and designation of the foregoing Member as Partnership Representative.

(b)   Notwithstanding any other provision of this Agreement, the Company shall indemnify and reimburse, to the fullest extent provided by law, the Partnership Representative, as applicable, for all expenses, including legal and accounting fees (as such fees are incurred), claims, liabilities, losses, and damages incurred in connection with any tax audit or judicial review proceeding with respect to the tax liability of the Members, the payment of all such expenses to be made before any cash distributions are made to the Members. No Member shall be obligated to provide funds for such purpose.

(c)   Each Member acknowledges that this Agreement creates a partnership for federal and state income tax purposes, and hereby agrees not to elect under Code Section 761 or applicable state Law to be excluded from the application of Subchapter K of Chapter 1 of Subtitle A of the Code or any similar state statute.

(d)   No Member, Manager, Officer, agent, or employee of the Company is authorized to, or may, file Internal Revenue Service Form 8832 (or such alternative or successor form) to elect to be classified as a corporation for federal income Tax purposes, in accordance with Regulations Section 301.7701-3, except upon the express written direction of the Managers. In the absence of such written direction, the Members, and any Officers, employees, and agents of the Company, shall take such action as may be necessary or required (and permitted under the terms of this Agreement) to maintain the status of the Company as a partnership for federal income tax purposes.

(e)   With respect to any "variation" of a Member's interest in the Company (within the meaning of Treasury Regulation Section 1.706-1(a)(1)), each party hereto agrees that in determining the allocation income, gains, losses, deductions, credits and other items of the Company among the Members, the Company shall employ the "interim closing" method as described in Treasury Regulation Section 1.706-4(a)(3)(iii) on the basis the calendar day convention as described in Treasury Regulation Section 1.706-4(c)(1)(i), and not by proration of such items.

(f)   If the Company receives a notice of final partnership adjustment from the Internal Revenue Service, the Partnership Representative shall promptly forward a copy of such notice to the other Members and their respective legal counsel. The Partnership Representative shall, unless otherwise directed by the Managers, timely file an election described in Section 6226(a) with respect to any notice of final partnership adjustment received by the Company and take such other actions as are required so that Section 6225 shall not apply with respect to any imputed underpayment with respect to any adjustment of an item of the Company or any Member's distributive share thereof. Each Member shall take any and all actions necessary to effect such election, including but not limited to making any payments required under Section 6226(b). In the event that an election described in Section 6226(a) is not made with respect to any notice of final partnership adjustment, each Member shall be obligated to make a capital contribution in an amount equal to such Member's share of the imputed underpayment (and any associated interest and penalties) owed by the Company under Section 6225. For purposes of the preceding sentence, each Member's share of such imputed underpayment (and associated interest and penalties) shall be determined by taking into account: (i) such Member's share of the profits, losses and credits to which such adjustment and imputed underpayment relate, as determined by the Company's accountants; (ii) such Member's obligation (if any) to indemnify, defend, or hold harmless the Company or any other Member for such imputed underpayment (and any associated interest and penalties) under this Agreement; and (iii) such Member's obligations and liabilities arising from or related to such Member's representations, warranties and covenants in this Agreement. If the Company meets the requirements of Section 6221(b) to elect not to have Section 6221(a) apply with respect to any adjustment to Company tax items, the Partnership Representative may, with the consent of the Managers, make such election described in Section 6221(b) for each tax year, as applicable.

7.6   Tax Returns. All elections and decisions required or permitted to be made by the Company under any applicable tax law shall (unless otherwise provided in this Agreement) be reasonably made by the Managers. The Managers will cause all tax returns for the Company to be prepared and timely filed by the due date of the returns after the end of each fiscal year, and will cause the Company to provide to the Members such information as the Managers reasonably determine to be necessary for the preparation by the Members of their federal income tax returns. Any balance sheet and Capital Account data included in the preparation of the Company's income tax returns will be based upon the Company's method of accounting and principles under federal income tax law, rather than GAAP, Capital Account or other principles.

7.7   Books and Records. The Company will maintain appropriate books and records with respect to the Company's business. The books and records will include (i) the Company's books of account; (ii) a current and past list of the full name and last known mailing address of each Member and each Officer not a Member (all Officers will be identified as such on the records); (iii) a copy of the Articles of Organization and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any articles of amendment have been executed; (iv) copies of the Company's federal, state and local income tax returns and reports, if any, for the three (3) most recent years; (v) an executed copy of this Agreement as in effect and all amendments thereto; (vi) recent financial statements of the Company for the three (3) most recent years; and (vii) copies of such other material instruments and documents as the Officers may execute on behalf of the Company. Such books and records will be kept at the principal office of the Company. Each Member will have the right, during ordinary business hours, to inspect and copy any of such records at the requesting Member's expense; provided, however, that the Company shall not be obligated under this Section 7.7 to provide such inspection rights to a competitor of the Company or its Affiliates. The exercise of the inspection rights by any Member shall be subject to the confidentiality provisions of Section 12.14 of this Agreement.

7.8   Accounting. The books of the Company for financial reporting purposes will be maintained on an accrual basis of accounting in accordance with generally accepted accounting principles, consistently applied. The Company's books for purposes of maintaining and determining Capital Accounts will be maintained in accordance with the provisions of this Agreement, Section 704 of the Code and, to the extent not inconsistent therewith, the principles described above for financial reporting purposes.

ARTICLE 8
RIGHTS AND OBLIGATIONS OF MEMBERS

8.1   Limited Liability. No Member will be personally liable for any debts, liabilities, or obligations of the Company; provided that each Member will be responsible for the amount of any distributions made to such Member that must be returned to the Company pursuant to the Act.

8.2   Other Activities of the Members and their affiliates. Subject to the provisions of Section 12.14, each Member expressly agrees that the Managers and each other Member and each of their respective affiliates may engage independently or with others, for its or their own account and for the account of others, in other business ventures and activities of every nature and description and neither the Company nor any Member shall have any rights or obligations by virtue of this Agreement in and to such independent ventures and activities or the income or profits derived from such ventures and activities.

8.3   Admission of New Members.

(a)   New Members may be admitted from time to time (i) in connection with the issuance of membership Interests by the Company, subject to compliance with Section 6.3, and (ii) in connection with a Transfer of membership Interests, the latter subject to compliance with Section 9.8, and, in either case, following compliance with the provisions of Section (b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of membership Interests, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement attached hereto as Exhibit A. Upon the amendment of Schedule I by the Managers and the satisfaction of any other applicable conditions, including the receipt by the Company of payment for the issuance of membership Interests, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company. The Managers shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 5.1.

ARTICLE 9
TRANSFER OF INTERESTS

9.1   Restrictions on Transfer. No Member may sell, assign, transfer, pledge, hypothecate, mortgage, encumber or dispose of (a "Transfer") all or any portion of its Interests except in compliance with the terms of this Agreement. Any attempted Transfer in violation of this ARTICLE 9 will be null and void.

9.2   Permitted Transfers. The Interests of the Members may only be Transferred under the following circumstances:

(a)   any Member who is an individual may Transfer all or any of his Interests to a trust, family limited partnership or limited liability company for the benefit of such Member, his spouse or his lineal descendants or ancestors, provided that such Member retains the sole right to control the exercise all rights under this Agreement with respect to such Interests;

(b)   any Member who is an individual may Transfer all or any of his Interests, upon his death, by will or the laws of descent and distribution;

(c)   any Member who is an individual may Transfer all or any of his Interests to any Entity in which the Member owns and retains all of the outstanding equity interests

(d)   any Member who is an Entity may Transfer all or any of its Interests to any Affiliate Entity; or

(e)   any Member may Transfer all or any of his Interests with the prior consent of the Managers and the Majority Members.

9.3   Member Ceasing to be a Member. A Member will cease to be a Member only upon the occurrence of one or more of the following events:

(a)   A Transfer of all of the Member's Interests in accordance with the provisions of this ARTICLE 9; or

(b)   The purchase of all of the Member's Interests in accordance with the provisions of this ARTICLE 9; or

(c)   Withdrawal of a Member from the Company.

9.4   <u>Right of First Refusal on Dispositions of Interests</u>.

(a)   Any Member (for purposes of this Section 9.4, the "<u>Selling Member</u>") will be entitled to sell all or any of its Interests, provided that such sale is approved by the Managers in their discretion, is made pursuant to a Qualifying Offer (as defined below), and complies with the requirements of Section 9.2(e) and this Section 9.4. For avoidance of doubt, the parties acknowledge that the provisions of this Section 9.4 do not apply to any Transfer under Sections 9.2(a), (b), (c), or (d) or Section 9.6.

(b)   For purposes of this Agreement, a "<u>Qualifying Offer</u>" means a bona fide offer from an unaffiliated third party to purchase such Interests for cash. The Qualifying Offer must be contained in a binding written agreement, and accompanied by financial statements or other evidence which reasonably demonstrates the ability of the Proposed Transferee to purchase the Offered Interests of the Selling Member.

(c)   If at any time a Selling Member desires to sell or otherwise Transfer all or any of its Interests pursuant to a Qualifying Offer from a third party (the "<u>Proposed Transferee</u>"), the Selling Member will submit a written offer (the "<u>Offer Notice</u>") to sell such Interests (the "<u>Offered Interests</u>") to the Company and to the other Members. The Offer Notice will: (i) contain the same terms and conditions, including price, as the Qualifying Offer; and (ii) be accompanied by a copy of the Qualifying Offer. The Offer Notice will further state that the Company or the non-selling Members may acquire, in accordance with the provisions of this Agreement, all of the Offered Interests for the price and on the terms set forth therein.

(d)   The Company will have a first right to purchase the Offered Interests. If the Company does not exercise such right, then each of the non-selling Members will have the right to purchase its pro rata portion of the Offered Interests, as well as all or any portion of the Offered Interests which are not purchased by the other non-selling Members, all in accordance with reasonable procedures to be adopted by the Managers.

(e)   The Company will have thirty (30) days from the date the Offer Notice was submitted to elect by written notice to all Members to purchase all, but not less than all, of the Offered Interests. If the Company elects to exercise such right, the Company will have until the date that is fifteen (15) days from the date the aforementioned thirty (30) day period expires to consummate the transaction to purchase all, but not less than all, of the Offered Interests. If the Company declines to exercise such right, the Selling Member must abide by Sections 9.4(f) and (f).

(f)   If the Company declines to exercise its right under Section 9.4(e), the non-selling Members as a group will have until the date that is forty-five (45) days from the date the Offer Notice was submitted to elect to purchase all, but not less than all, of the Offered Interests. Each non-selling Member which elects to purchase all or any of the Offered Interests will communicate in writing its election to purchase such Offered Interests to the Company and all Members, which communication will state the number of the Offered Interests that the non-selling

Member desires to purchase. Such communication will, when taken in conjunction with the Offer Notice, be deemed to constitute a valid, legally binding and enforceable agreement for the sale and purchase of such number of the Offered Interests (or the portion allocated to such non-selling Member if over-subscribed); provided, however, that if the non-selling Members do not in the aggregate elect to purchase all of the Offered Interests, then non-selling Members may not purchase any of the Offered Interests. The sale of the Offered Interests to the non-selling Members will be consummated at the offices of the Company within seventy-five (75) days following the date the Offer Notice was submitted.

(g)   If the Company or the non-selling Members as a group do not purchase all of the Offered Interests, then all, but not less than all, of the Offered Interests may be sold by the Selling Member at any time within one hundred twenty (120) days after the date the Offer Notice was submitted. Any such sale will be to the Proposed Transferee, at not less than the price and on other terms, if any, not more favorable to the Proposed Transferee than those specified in the Qualifying Offer. If all of the Offered Interests are not sold within such 120-day period, then the Offered Interests will continue to be subject to the requirement of a prior offer pursuant to this Section 9.4. If Offered Interests are sold pursuant to this Section 9.4 to any purchaser who is not a party to this Agreement, the purchaser of such Offered Interests will execute a counterpart of this Agreement as a precondition of the purchase of the Offered Interests and any Offered Interests sold to such purchaser will continue to be subject to the provisions of this Agreement.

9.5   Tag-Along Rights.

(a)   If at any time a Selling Member desires to sell or otherwise Transfer all or any of its Interests pursuant to a Qualifying Offer from a Proposed Transferee, the Member who is selling (for purposes of this Section 9.5, the "Selling Member") will provide an Offer Notice to sell the Offered Interests to the other Members, and, provided the Company or the non-selling Members do not exercise their right of first refusal set forth in Section 9.4, then each other Member will have the right to participate in the sale to the Proposed Transferee. For the avoidance of doubt, this Section 9.5 does not apply to any Transfer under Section 9.6, or to any Transfer in respect of which any right of first refusal under Section 9.4 is effectively exercised.

(b)   In the event that the other Members elect to participate in the sale, (i) the purchase price payable for each Interests sold by the other Members will be equal to the amount to be paid by the Proposed Transferee, and (ii) the terms and conditions of the sale will be the same as the terms and conditions applicable to the sale by the Selling Member.

(c)   If the Proposed Transferee will not purchase all the Interests which the Selling Member and the other Members wish to sell pursuant to subsection (a) above, the percentage of Interests which each of the Selling Member and the other Members will be permitted to sell to the Proposed Transferee will be the number of Interests which the Proposed Transferee desires to purchase multiplied by a fraction, the numerator of which is the percentage of Interests owned by the Member in question, and the denominator of which is the aggregate percentage of Interests owned by the Selling Member and the other Members participating in the sale.

(d)   Each of the other Members may exercise its rights under subsection (a) above by providing written notice to the Selling Member within forty-five (45) days after the date of mailing of the Offer Notice. If any of the Members do not exercise their rights under subsection (a) within such forty-five (45) day period, such other Member will be deemed to have waived its rights under subsection (a). For the avoidance of doubt, such other Member's waiver will not be a continuing waiver and will be deemed a valid waiver only for purposes of that one particular instance in which such other Member did not exercise its rights hereunder.

(e)   Except in the case of Transfers under Section 9.6, nothing herein prevents the non-selling Members from exercising their rights under either or both Sections 9.4 or 9.5. In the case of an exercise of both such rights, the exercise of rights under Section 9.4 shall take precedence, and the exercise of rights under Section 9.5 shall have effect only if no exercise of any party's right of first refusal under Section 9.4 is consummated.

9.6   Drag-Along Right.

(a)   If (i) the Majority Members receive a Qualifying Offer to purchase all of the Interests, and (ii) such Qualifying Offer is approved by the Managers, then the Majority Members may require each other Member to sell to all of its Interests to the applicable purchaser (any such transaction, an "Approved Sale"). In any such Approved Sale, each selling Member must receive the same benefits and bear the same burdens as the Majority Members on a proportionate basis, including, without limitation, participating in purchase price holdbacks, earn-outs and other deferred payment arrangements to the same extent as the Majority Members.

(b)   In order to exercise the rights contemplated by this Section 9.6, the Majority Members must give written notice to each other Member as soon as practicable, but in no event later than the earlier of (i) ten (10) calendar days following the execution of the relevant agreement, and (ii) thirty (30) calendar days prior to the anticipated closing date of the Approved Sale. Such notice must set forth the name of the proposed purchaser, the proposed amount and form of consideration and the other terms and conditions of Qualifying Offer, including a copy of the relevant agreement.

9.7   Withdrawal. Any Member may withdraw from the Company upon reasonable notice to the Company and the other Members. Upon any Member's withdrawal from the Company, such Member shall no longer be entitled to exercise any rights as a Member and shall not be entitled to any other further distributions from the Company.

9.8   Substituted Members. Any transferee acquiring the Interests of a Member as permitted under this ARTICLE 9 will be deemed admitted as a substituted Member with respect to the Interests transferred concurrently with the effectiveness of the Transfer (provided that such transferee, unless already a Member, will, as a condition to such admission, execute a counterpart of this Agreement, agreeing thereby to be bound by all of the terms and conditions hereof), and such substituted Member will be entitled to all of the rights and benefits under this Agreement of the transferor of such Interests, subject to the limitations under this Agreement. Each transferee will reimburse the Company for all reasonable expenses incurred by the Company in connection with such Transfer. No purported Transfer of any Interests, or any portion thereof or interest therein, in violation of the terms of this Agreement (including any Transfer occurring by operation of law) will vest the purported transferee with any rights, powers, or privileges hereunder, and no such purported transferee will be deemed for any purposes as a "Member" hereunder or have any right to inspect Company records to maintain derivative proceedings, to maintain any action for an accounting or to exercise any other rights of a Member hereunder or under the Act. Any Transfer in contravention of any of the provisions of this ARTICLE 9 will be void *ab initio* and of no effect and will not bind or be recognized by the Company.

9.9 <u>No Appraisal Rights</u>. For the avoidance of doubt, and without limiting any provision of the Act, each Member expressly waives any appraisal rights, dissenter's rights, or similar rights such Member may have to cause the Company to pay the fair value of its Interests upon the occurrence of certain circumstances.

ARTICLE 10

DISSOLUTION

10.1 <u>Events of Dissolution</u>. Each of the following will be an "Event of Dissolution" causing the Company to dissolve:

(a) The approval of the Managers and the Majority Members;

(b) The entry of a decree of judicial dissolution under the Act; or

(c) The sale of all or substantially all the assets of the Company and distribution of the proceeds to the Members.

10.2 <u>Effect of Death, Withdrawal, Bankruptcy or Dissolution of Member</u>. Notwithstanding anything to the contrary contained in the Act, the Company will not dissolve upon the death, withdrawal, Bankruptcy or dissolution of a Member.

10.3 <u>Liquidation</u>.

(a) Upon dissolution of the Company, the Managers will designate a Person (such Person being herein referred to as the "<u>Liquidator</u>") to wind up the business and affairs of the Company in accordance with the terms hereof and the requirements of the Act. A reasonable amount of time will be allowed for the period of winding up in light or prevailing market conditions and so as to avoid under loss in connection with any sale of the assets of the Company. The Liquidator will have all of the rights in connection with the liquidation and termination of the Company that the Managers and the Officers would have had with respect to the assets and liabilities of the Company during the term of the Company, and the Liquidator is hereby expressly authorized and empowered to effectuate the liquidation and termination of the Company and the transfer of any assets and liabilities of the Company. The Liquidator will have the right from time to time, by revocable powers of attorney, to delegate to one or more Persons any or all of such rights and powers and the authority and power to execute documents in connection therewith, and to fix the reasonable compensation of each such Person, which compensation will be charged as an expense of liquidation. The Liquidator is also expressly authorized to distribute the Company's property to the Members, subject to satisfaction of any liens. This Agreement will remain in full force and effect during the period of winding up, except that the Members will not have the right to make withdrawals of capital or additional Capital Contributions or to retire from the Company.

(b)   In connection with the winding up of the Company, before the later to occur at the end of the Fiscal Year of the Company or the ninetieth (90th) day after the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g), the assets of the Company will be distributed as follows:

(i)   to creditors, including Members who were creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof); and

(ii)   thereafter, to Members pursuant to the provisions of Section 5.3.

(c)   If distributions are insufficient to return any Member the full amount of such Member's Capital Contributions, such Member will have no recourse against any other Member. No Member will have any obligation to restore, or otherwise pay to the Company, any other Member, or any third party, the amount of any deficit balance in such Member's Capital Account upon dissolution and liquidation. Following the completion of the winding up of the affairs of the Company and the distribution of its assets, the Company will be deemed terminated and the Liquidator will file articles of dissolution in the Department of State of the State of Florida as required by the Act.

(d)   Each Member will be furnished with a statement prepared by the Liquidator which will set forth the assets and liabilities of the Company as at the date of complete liquidation, and each Member's share thereof. Upon completion of the liquidation, each Member will cease to be a Member of the Company.

ARTICLE 11
MEETINGS OF MANAGERS AND MEMBERS

11.1   <u>Meetings of Managers</u>. Meetings of Managers may be held whenever called by any Manager.

11.2   <u>Meetings of Members</u>. Meetings of the Members may be held whenever called by the Managers or by the written demand of any Member holding at least ten percent (10%) of the Interests. Any written demand by any Member will state the purpose or purposes of the proposed meeting, and the business to be transacted at any such meeting will be confined to the purposes stated in the notice of such meeting thereof, and to such additional matters as the Board of Managers may determine to be germane to such purposes. The President will serve as the chairman of any meetings of Members.

11.3   <u>Place of Meetings</u>. Meetings of the Managers or the Members will be held at the principal office of the Company, or such other place as the Managers may determine.

11.4   <u>Notice of Meetings</u>.

(a)   Written notice stating the place, day, and hour of any meeting of the Managers must be delivered not less than two (2) Business Days or more than fifty (50) days before the date of the meeting, either personally, by facsimile, by electronic transmission, or by mail, by or at the direction of the Person calling the meeting, to each Manager. The attendance of a party at any meeting will constitute a waiver of notice of such meeting except where a party attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened.

(b)   Written notice stating the place, day, hour and purpose of any meeting of the Members must be delivered not less than ten (10) days nor more than fifty (50) days before the date of the meeting, either personally, by facsimile, by electronic transmission, or by mail, by or at the direction of the Person calling the meeting, to each Manager and each Member. The attendance of a party at any meeting will constitute a waiver of notice of such meeting except where a party attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened.

11.5   Quorum.

(a)   At any meeting of the Managers, a quorum will require the presence of a majority of the Managers.

(b)   At any meeting of the Members, a quorum will require the presence in Person or by proxy of Members holding a majority of the outstanding Interests.

(c)   If no quorum is convened the meeting will be adjourned until a quorum is present.

11.6   Voting.

(a)   The affirmative vote of a majority of the Managers will constitute the approval of the Managers.

(b)   If a quorum is present at a meeting of Members, the affirmative vote of the Majority Members will be the act of the Members, unless a greater percentage is required by this Agreement or the Act.

11.7   Proxies. At meetings of the Members and any adjournments thereof, a Member may vote in person or by proxy executed in writing by the Member or by his duly authorized attorney-in-fact. Such proxy will be filed with the Company before or at the time of the meeting. No proxy will be valid after sixty (60) days from the date of its execution, unless otherwise provided in the proxy. The burden of proving the validity of any undated, irrevocable, or otherwise contested proxy will rest with the Person seeking to exercise the same.

11.8   Meetings by Telephone. Any Manager or Member may participate in any meeting of Managers or Members, as the case may be, by means of a telephone conference or similar communication equipment whereby all Managers or Members participating in such meeting can hear one another. Such participation will constitute attendance in person.

11.9   Record of Meetings. The Company will prepare minutes for each meeting of the Managers or the Members.

11.10   Action Without a Meeting.

(a)   Any action by the Managers which may be taken at any meeting of the Managers, may be taken without a meeting, without prior notice, and without a vote, if a consent in writing, by electronic transmission or by any other means permitted by law, setting forth the action to be taken, will be signed by all Managers.

(b)   Any action required to be taken at any meeting of Members or any action which may be taken at any meeting of Members, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, by electronic transmission or by any other means permitted by law, setting forth the action so taken, will be signed by the Members holding the minimum number of Interests that would be necessary to authorize or take such action at a meeting at which all Interests entitled to vote thereon were present and voted.

(c)   Any consents under this Section 11.10 may: (i) be signed in counterparts; and (ii) may have faxed signatures, copies of which will be effective when received by the Company. Within ten (10) days after first obtaining such authorization by written consent, notice must be given to all Managers and all Members.

ARTICLE 12
GENERAL PROVISIONS

12.1   <u>Notices</u>. Any notice, demand, request or report required or permitted to be given or made under this Agreement will be in writing and will be deemed given or made when delivered in person or five (5) days after the date when sent by certified or registered mail to: (i) a Member, when addressed to such Member at the address file with the Company or such other address as the Member may hereafter provide to Company in writing; and (ii) the Company, when addressed to the Company at its principal office.

12.2   <u>Governing Law</u>. This Agreement will be governed by and interpreted in accordance with the laws of the State of Florida, without reference to its principles of conflicts of laws.

12.3   <u>Venue</u>. All disputes arising out of or in any way related to the Company or this Agreement shall be adjudicated in the state and federal courts located in Palm Beach County, Florida. Venue for all such matters shall lie exclusively in those courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have, including, but not limited to, any claim of lack of personal jurisdiction, of *forum non conveniens*, or of improper venue, to venue in the courts located in Palm Beach County, Florida. Each of the parties agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

12.4   <u>Headings</u>. The Article and Section headings of this Agreement are for convenience only, do not form a part of this Agreement, and will not in any way affect the interpretation hereof.

12.5   <u>Parties in Interest</u>. Nothing in this Agreement will be construed to be for the benefit of or enforceable by any Person not a party to this Agreement, including, but not limited to, any creditor of the Company, other than the Persons entitled to indemnification under Section 6.7.

12.6   <u>Further Assurances</u>.   The Members will execute and deliver such further instruments and do such further acts and things as may reasonably be required to carry out the intent and purposes of this Agreement.

12.7   Remedies Cumulative. Except as otherwise provided herein, no remedy conferred upon or reserved to the Company, any Member, Manager or Officer by this Agreement is intended to be exclusive of any other remedy. Except as otherwise provided herein, each and every such remedy will be cumulative and will be in addition to any other remedy given to the Company, any Member, Manager or Officer hereunder or now or hereafter existing at law or in equity or by statute.

12.8   Successors and Assigns. Subject to the restrictions on Transfer set forth in Article 9, this Agreement will bind and inure to the benefit of the parties hereto and their respective successors and assigns.

12.9   Legal Fees. In the event that any party should commence legal proceedings with respect to the rights and duties of the parties to this Agreement, the prevailing party in such legal proceedings will be entitled to reimbursement from the non-prevailing party of all legal fees and expenses incurred in such proceedings.

12.10   Counterparts. This Agreement may be executed in any number of counterparts (including electronically or by facsimile), each of which will be deemed to be an original and all of which will constitute one and the same agreement.

12.11   Entire Agreement. The terms and conditions of this Agreement constitutes the entire agreement between the Members concerning the subject matter hereof, and will supersede all previous communications, either oral or written, between the parties hereto, and no agreement or understanding modifying this Agreement will be binding upon any Member unless such modification is in writing and signed by such Member.

12.12   Appraisal Rights. Each Member hereby waives any right to cause the Company to pay the fair value of its Interest if and as required pursuant to the Act.

12.13   Amendment. Any amendments to this Agreement shall be in writing. This Agreement may be amended from time to time in accordance with Section 6.3; provided that the Manager shall be authorized to amend Exhibit I attached to this Agreement from time to time to reflect the admission of any successor, substitute or additional Members or the increase, decrease, or termination of any Member's Interest in the Company.

12.14   Restrictive Covenants.

(a)   *Confidentiality*. Each of the Members shall maintain in strict confidence, and will cause their officers, directors, Managers, employees, agents, shareholders, partners, members, accountants, consultants, legal counsel and other advisors and representatives to maintain in strict confidence all, and not disclose to any third party any, information they have with respect to (i) the Company and its business, assets, liabilities, results of operations and financial condition (the "Confidential Information") and (ii) the terms of this Agreement, unless such information is already known to such third party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party or unless the furnishing of such information (a) is necessary to conduct the Company's business, (b) is made to their lenders and their respective officers, directors, Managers, employees, agents, shareholders, partners, members, accountants, consultants, legal counsel and other advisors and representatives, (c) is required by or necessary in the conduct of the prosecution or defense of any legal proceeding or (d) is required or necessary in connection with the preparation and filing of any tax return or to comply with any applicable legal requirement in effect from time to time. Notwithstanding anything to the contrary in this Agreement, any Member may disclose Confidential Information to potential purchasers of such Member's Interests, provided such Member notifies the other Members before such disclosure and, if required by the other Members, the potential purchasers execute and deliver to the Company a confidentiality agreement in a form reasonably acceptable to those Members.

(b)   *Competitive Activities of the Members*. Each Member expressly agrees that, for a period of two (2) years after the Effective Date, the Member and each of its Related Parties may not, independently or with others, for its or their own accounts and/or for the accounts of others:

(i)   purchase, sell, develop, or hold any social crowdfunding platform related to providing supplies or resources to teachers in the United States of America and/or its territories; and

(ii)   (A), solicit, employ, or otherwise engage as an employee, independent contractor, or otherwise, any Person who is or was an employee or independent contractor of the Company or in any manner induce or attempt to induce any such employee or independent contractor of the Company to terminate his, her or its relationship with the Company, or (B) interfere with the Company's relationship with any Person, including any Person who was an agent, insurer, supplier, dealer, contract party or customer of the Company.

(c)   *Member Agreement to Restrictive Covenants*. Each Member acknowledges that each of the provisions of this Section 12.14 are reasonable and necessary for the protection of the Company and the Members, and that each provision and the period or periods of time and types and scope of restrictions on the activities specified above are, and are intended to be, divisible. The Members further acknowledge and agree that such restrictions shall be enforceable notwithstanding any legal interpretation that such restrictions are unduly broad. In the event that any provision of this Section 12.14, including any sentence, clause or part hereof, shall be deemed contrary to law or invalid or unenforceable in any respect by a court of competent jurisdiction, the remaining provisions shall not be affected, but shall remain in full force and effect, and any invalid and unenforceable provisions shall be deemed, without further action on the part of the parties hereto, modified, amended and limited to the extent necessary to render the same valid and enforceable.

(d)   *Irreparable Harm and Injuctive Relief*. Each Member agrees that a breach of any of the covenants set forth in this Section 12.14 would result in irreparable injury and damage to the Company for which the Company would have no adequate remedy at law. Each Member further agrees that, in the event of such breach, the Company will be entitled, without the necessity of posting a bond or any other security, to a decree of specific performance and to an equitable accounting of earnings, profits and other benefits arising from such violation, and preliminary and permanent injunctive relief against the violating Member and/or any and all persons acting in concert with the violating Member to enforce the terms of this Section 12.14, in addition to any other remedies to which the Company may be entitled at law or in equity. In the event any Member violates any one or more of the covenants in this Section 12.14, such Member agrees that the Company will be entitled to an extension of the period of applicability of the provisions set forth in this Section 12.14 equal in duration to the amount of time that the violating Member acts in violation of this Section 12.14.

12.15 <u>Member Representations</u>. Each Member makes the following representations and warranties to the Company, to each of the other Members:

(a)   The Member has acquired its Interest in the Company for investment solely for its own account with the intention of holding the Interest for investment, without any intention of participating in any distribution of any portion of the Interest, and without the financial participation of any other Person.

(b)   The Member is aware that its Interest in the Company has not been registered under any securities laws, and the Interests may not be offered for sale, pledged, assigned, or transferred except in compliance with the terms of Article 9 hereof and in a transaction which is exempt from registration under applicable securities laws. The Member further acknowledges that its representations and warranties contained in this Section are relied upon by the Company and by the other Members as the basis for the exemption of the purchase of an Interest in the Company from the registration requirements of applicable securities laws. The Company shall not and has no obligation to recognize any sale, transfer, or assignment of all or any part of a Member's Interests in the Company to any Person unless and until the provisions of Article 9 are satisfied.

[*REMAINDER OF PAGE INTENTIONALLY BLANK*]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first-above written.

MEMBERS:

_____
VAUGHAN DUGAN

_____
SHAWN RUDNICK

_____
EVERETT EATON

MANAGERS

_____
VAUGHAN DUGAN

_____
SHAWN RUDNICK

SCHEDULE I

The capital contributions, number of Interests and percentage Interest held by each Member are set forth below:

Name and Address of Members	Capital Contribution	Number of Interests	Percentage Interest
Vaughan Dugan 6366 Pond Apple Road Boca Raton, Florida 33433	$160,000	450,000	36.16%
Shawn Rudnick 3378 NW 34th Street Miami, Florida 33142	$27,000	450,000	36.16%
Everett Eaton 2331 SW 23rd Cranbrook Drive Boynton Beach, Florida 33436	$6,000	100,000	8.18%
EDU Support LLC 196 Bridge Street Manchester, New Hampshire 03104	$500,000	222,222	17.86%
KA And Associates Consulting LLC 303 E. Woodbright Rd., Unit 184 Boynton Beach, FL 33487	$50,000	22,222	1.79%
TOTAL		**1,244,444**	**100%**

EXHIBIT A

JOINDER AGREEMENT

Reference is hereby made to the Limited Liability Company Agreement, dated <INSERT DATE HERE>, as amended from time to time (the "**LLC Agreement**"), among the Members and Managers of **WE ARE KULA, LLC**, a company organized under the laws of the State of Florida (the "**Company**"). Pursuant to and in accordance with Section 8.3(b) of the LLC Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the LLC Agreement and agrees that, upon execution of this Joinder Agreement, the undersigned shall become a party to the LLC Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the LLC Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto.

Capitalized terms used but not defined in this Joinder Agreement have the meanings given to them in the LLC Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as <INSERT DATE HERE>.

<COMPANY NAME>

By: _____
Name: AUTHORIZED COMPANY REPRESNTATIVE
Title: MANAGING MEMBER